Exhibit 99.1

INVESTOR PRESENTATAION January 2020

2 SAFE HARBOR STATEMENT All written and oral forward - looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements . Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions . The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene . The trademarks included herein are the property of the owners thereof and are used for reference purposes only . Such use should not be construed as an endorsement of the products or services of Evogene . This presentation contains "forward - looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd . or its subsidiaries (collectively, “ Evogene ” or “ we ” ), that are considered “ forward - looking statements ” as defined in the U . S . Private Securities Litigation Reform Act of 1995 (the “ PSLRA ” ) . Such forward - looking statements may be identified by the use of such words as “ believe, ” “ expect, ” “ anticipate, ” “ should, ” “ planned, ” “ estimated, ” “ intend ” and “ potential ” or words of similar meaning . For these statements, Evogene claims the protection of the safe harbor for forward - looking statements contained in the PSLRA . Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance . Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward - looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F - 1 , Annual Report on Form 20 - F and in other information we file and furnish with the Israel Securities Authority and the U . S . Securities and Exchange Commission, including under the heading “ Risk Factors . ”

3 AGENDA What we do Evolution of Evogene Target markets Corporate structure & activities Summary Technological approach

4 WHAT WE DO Evogene is a leading company in leveraging computational biology to design novel products for life - science - based industries including: human health, agriculture and industrial applications

Evolution



Established
2002
IPO
TASE
2007
MONSANTO
2008
BAYER
2010
IPO
NASDAQ
2013
Computational
Predictive Biology
(CPB)
Ag-chem
Insect
control
Biological
Human
microbiome
Cannabis
Agri
Healthcare
BIOMICA
2018
agPlenus
2018
lavie bio
2019
CANONIC
2019

Evogene positioned as a world leading gene-trait company

Plant gene traits Era

Computational Predictive Biology (CPB) platform established - expanding to genomics, chemistry and microbes

Computational Era

Internal divisions are formed to establish a proof of concept to targeted fields

Internal Divisions Era

Forming product focused companies in targeted fields

Tech-Hub & Subsidiary Era



evogene

6 THE CHALLENGE IN PRODUCT DEVELOPMENT COMMON PRACTICE Product Launch Long time to market Product Definition Low probability of success High development costs Efficacy Stability Shelf - life Safety Limited ‘ next generation ’ products in pipelines Product candidates addressing mainly efficacy

7 Product Definition Efficacy Stability Shelf - life Safety A. Computational prediction system for candidates addressing the majority of product criteria at Stage Zero EVOGENE ’ S SOLUTION CANDIDATES WITH THE HIGHEST PROBABILITY OF SUCCESS Successful Product Launch The CPB Platform B. Continuous support of the CPB in product optimization and development stages till commercialization Product Launch

8 EVOGENE ’ S SOLUTION CANDIDATES WITH THE HIGHEST PROBABILITY OF SUCCESS Increasing probability of success Reducing time to market Reducing budget A. Computational prediction system for candidates addressing the majority of product criteria at Stage Zero Successful Product Launch The CPB Platform B. Continuous support of the CPB in product optimization and development stages till commercialization

9 CPB PLATFORM – WHY NOW? HARNESSING THE POWER OF THE COMPUTATIONAL REVOLUTION Evogene ’ s CPB platform leveraging the revolutions in Big Data and Artificial Intelligence together with a deep understanding of biology, to successfully address multiple product attributes at the beginning of the discovery process, rather than one at a time during the development phase The CPB Platform

10 FIELDS OF DEVELOPMENT Microbes Genetic Elements Small Molecules Plant genes – associated to specific plant traits Plant edits – edits to control gene expression Genomic markers – genomics tools to assist breeders Bacterial genes – toxins for insects Essential genes – target for herbicides ' / Small chemical molecules – associated to targeted proteins Optimized small chemical molecule – improved commercial viability Prism Plant microbes – associated to specific plant traits Human microbes – associated with human diseases The CPB Platform

11 TARGET MARKETS & FIELDS OF ACTIVITY Microbes Genetic Elements Small Molecules Prism Plant genes – associated to specific plant traits Plant edits – edits to control gene expression Genomic markers – genomics tools to assist breeders* Bacterial genes – toxins for insects Essential genes – target for herbicides Small chemical molecules – associated to targeted proteins Optimized small chemical molecule – improved commercial viability Plant microbes – associated to specific plant traits Human microbes – associated with human diseases ' / Agriculture Human Health Industrial • Ag - Chemicals • Seeds • Ag - Biologicals • Precision Ag • Livestock • Aquaculture • Biomaterials • Energy • Medical Cannabis • Pharmaceutical industry • Medical application • Diagnostics • Industrial application • Polymers • Enzymes • Bacteria The CPB Platform Seed Traits Medical Cannabis Castor Oil Production Ag - Chemicals Ag - Biologicals Microbiome based Therapeutics Pharmaceuticals

12 EVOGENE ’ S BUSINESS MODEL EXAMPLE LAVIE BIO – FROM AN IDEA TO PRODUCTS CPB stage Division stage Tech - hub & subsidiary stage Product Launch Establish computational & validation infrastructure for product development Initiate product pipeline as proof - of - concept Expanding pipeline & advancement towards commercialization Ag - Biologicals division Analysis Market/tech. analysis; building case study Value Creation Corteva Investment

13 FROM A DIVISION TO A SUBSIDIARY Microbes Genetic Elements Small Molecules Prism Plant genes – associated to specific plant traits Plant edits – edits to control gene expression Genomic markers – genomics tools to assist breeders* Bacterial genes – toxins for insects Essential genes – target for herbicides Small chemical molecules – associated to targeted proteins Optimized small chemical molecule – improved commercial viability Plant microbes – associated to specific plant traits Human microbes – associated with human diseases ' / Agriculture Human Health Industrial • Ag - Chemicals • Seeds • Ag - Biologicals • Precision Ag • Livestock • Aquaculture • Biomaterials • Energy • Medical Cannabis • Pharmaceutical industry • Medical application • Diagnostics • Industrial application • Polymers • Enzymes • Bacteria The CPB Platform herapeutics Seed Traits (division)

14 COMPANY STRUCTURE Field Collaborations Bio Stimulants Bio Pesticides ( i ) Yield, ABST (ii) Plant Disease (iii) Insect Control ( i ) Stable high yield of specific compounds (ii) Stable high yield of total compounds ( i ) Immuno - oncology (ii) MDRO (iii) GI related disorders Herbicides Insecticides Castor Seeds & Growth protocol Pipeline

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16 COMPANY STRUCTURE Field Collaborations Bio Stimulants Bio Pesticides ( i ) Yield, ABST (ii) Plant Disease (iii) Insect Control ( i ) Stable high yield of specific compounds (ii) Stable high yield of total compounds ( i ) Immuno - oncology (ii) MDRO (iii) GI related disorders Herbicides Insecticides Castor Seeds & Growth protocol Pipeline

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18 COMPANY STRUCTURE Field Collaborations Bio Stimulants Bio Pesticides ( i ) Yield, ABST (ii) Plant Disease (iii) Insect Control ( i ) Stable high yield of specific compounds (ii) Stable high yield of total compounds ( i ) Immuno - oncology (ii) MDRO (iii) GI related disorders Herbicides Insecticides Castor Seeds & Growth protocol Pipeline

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20 MILESTONE ROADMAP 2020 2021 Demonstrate first desired cannabis trait ( e.g yield or specific cannabinoid) File for regulatory approval for a wheat bio - stimulant product, and pre - commercialization phase advancement Receive regulatory approval and initiation of pre - commercial activities (pilots with farmers), as preparation for product launch in 2022 Pre - commercial activity with first cannabis variety towards commercialization in early 2022 Proof of concept, first in man study, in the oncology program A new collaboration focusing on pre ‘ leads ’ candidates from the herbicide program First ‘ lead ’ licensing agreement from the herbicide program Initial commercial castor seed sales in Brazil Ramp - up commercial castor seed sales to 3 K hectares Extended pre - clinical study in oncology program; scale - up process and first GMP production of drug candidates

21 SUMMARY We leverage computational biology to design novel products for life - science - based industries including human health, agriculture, and industrial applications. WHAT WE DO Utilizing artificial intelligence and other algorithms on unique biological BIG DATA with deep understanding of life - sciences, focusing on product candidates addressing the majority of product criteria at ‘ Stage Zero ’ . OUR TECHNOLOGY – THE CPB PLATFORM • Genetic elements – controlling desired biological processes • Small molecules – active ingredients for chemical based products • Microbes – active ingredients for microbial based products CPB CAPABILITIES FOR PREDICTION OF INNOVATION • Agriculture - Ag - Chemicals, Seed Traits, Ag - Biologicals • Human Health – Human Microbiome, Drug Discovery, Medical Cannabis • Industrial Applications – Castor oil TARGET MARKETS AND CURRENT ACTIVITIES Evogene and the CPB platform at the heart of a group of subsidiaries, each focused in different life - science based markets, with exclusive access to the CPB platform for their field of activity, providing their main competitive advantage for their product development pipeline. CORPORATE STRUCTURE • Cash position - $ 52.1 M (Sep. 30 , 2019 ), no debt • Listed on TASE (2007) and NASDAQ (2013) FINANCIAL FUNDAMENTALS MAIN COLLABORATIONS WITH WORLD - LEADING COMPANIES

THANK YOU

23 Annex I: Financial Fundamentals

24  Thousand US $ 30.09.2019 31.12.2018 Current Assets 53,828 55,488 Long - Term Assets 22,615 * 3,206 Total Assets 76,443 58,694 Current Liabilities 4,729 5,431 Long - Term Liabilities 5,580 2,957 Equity attributable to equity holders of the Company 56,090 50,053 Non - controlling interest 10,044 253 Total Liabilities & Shareholders Equity 76,443 58,694 Key Points: ▪ Cash position : ~ 52 million USD as of 30.09.2019 ▪ No debt ▪ Estimated net cash usage for 2019 : $ 16 - $ 18 million ▪ Listed on TASE (2007) and NASDAQ (2013) KEY FINANCIALS – BALANCE SHEET * 17,255 thousand dollars attributed to intangible assets (net) following Corteva ’ s investment in Lavie Bio